Exhibit 12
                 MELVILLE CORPORATION AND SUBSIDIARY COMPANIES
                Computation of Ratio of Earnings to Fixed Charges
                                ($ in thousands)


                                                    1995             1994             1993            1992              1991
                                                    ----             ----             ----            ----              ----
Fixed Charges: (1)

Interest Expense                                   $55,334          $33,453         $25,586          $25,605           $31,055
Interest Capitalized                                   155              305             583              124               748
Interest Portion of Operating Leases               162,000          147,000         139,000          131,000           124,000
Interest Portion of Capital Leases                   2,192            2,775           3,118            3,725             4,154
Amortization of Debt Expense                           128              128             128              127               127
                                           ---------------   --------------  --------------    -------------    --------------

Total Fixed Charges                               $219,809         $183,661        $168,415         $160,581          $160,084
                                           ===============   ==============  ==============    =============    ==============

Adjusted Fixed Charges:

Total Fixed Charges                               $219,809         $183,661        $168,415         $160,581          $160,084
Interest Capitalized                                   155              305             583              124               748
                                           ---------------   --------------  --------------    -------------    --------------

Adjusted Fixed Charges                            $219,654         $183,356        $167,832         $160,457          $159,336
                                           ===============   ==============  ==============    =============    ==============
(Loss) Earnings:

(Loss) Earnings before Income Taxes,
  Minority Interests and Cumulative
  Effect of Change in Accounting
  Principle (2) (3)                              ($797,768)        $417,879        $432,247         $242,764          $475,832
Adjusted Fixed Charges                             219,654          183,356         167,832          160,457           159,336
                                           ---------------   --------------  --------------    -------------    --------------

                                                 ($578,114)        $601,235        $600,079         $403,221          $635,168
                                           ===============   ==============  ==============    =============    ==============
Ratio of (Loss) Earnings to
  Fixed Charges                                      (2.63)            3.27            3.56             2.51              3.97
                                           ===============   ==============  ==============    =============    ==============

Note: All periods presented exclude the results of the footwear segment, which has been treated as discontinued operations due to its spin-off to shareholders in 1996.

(1) The Company formed an Employee Stock Ownership Plan effective January 1, 1989. On June 23, 1989, the ESOP Trust borrowed $357.5 million from qualified lenders, the proceeds of which were used to purchase a new series of preference stock issued by the Company. The loan to the ESOP Trust has been guaranteed by the Company. Annualized dividends on preference stock totaled $24.3 million in 1995, $24.9 million in 1994, $25.3 million in 1993, $25.8 million in 1992 and $26.0 million in 1991. These amounts are not reflected in the calculation above.

(2)  1992 reflects the impact of the strategic realignment charge of $346,979.

(3) 1995 reflects the impact of the restructuring and asset impairment charges of $936,829.